UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55780

Terra Secured Income Fund 5, LLC

(Exact name of registrant as specified in its charter)

205 West 28th Street, 12th Floor

New York, New York 10001

(212) 753-5100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Liability Company Interests
(Title of class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 3,249

Pursuant to the requirements of the Securities Exchange Act of 1934, Terra Secured Income Fund 5, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TERRA SECURED INCOME FUND 5, LLC By: Terra Fund Advisors, LLC, its managing member
Date: February 8, 2024	By:	/s/ Vikram Uppal
	Name:	Vikram S. Uppal
	Title:	Manager